Exhibit 99.1

Asia Pacific Wire and Cable Company Reports
First Half 2013 Financial Results

TAIPEI, Taiwan, October 16, 2013 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company’s financial results for the six months ended June 30, 2013.

Financial Summary

1H 2013 Financial Results
	1H 2013	1H 2012	CHANGE
Revenues	$212.6 million	$215.3 million	-1.2%
Gross Profit	$19.7 million	$22.8 million	-13.3%
Net Income	$1.3 million	$5.3 million	-75.9%
EPS	$0.09	$0.38	-76.3%

* Earnings per share are based on 13.8 million and 13.8 million shares in 1H 2012 and 1H 2013, respectively.

First Half 2013 Results

Revenues for the six months ended June 30, 2013 were $212.6 million, an approximate 1.2% decrease from the prior period.  The slight decrease in sales was attributed to a decrease in the Company’s manufactured products which include; enameled wire, telecommunications cable and power cables.  Power cable sales in Thailand were the primary cause of the decrease in sales year over year mainly due to slowdown in customers’ orders. Sales of telecommunications cable and enameled wire remained relatively flat year-over-year.  Offsetting these declines were double digit increases in the sales of distributed products which increased by 71% to $27.8 million, and the revenue recognition of contracts for Supply, Delivery and Installation (“SDI”) of cable which increased by 337% to $7.1 million for the period.

Combined gross profit for the first half of 2013 fell by 13.3% to $19.7 million from $22.8 million in the year-ago period.  Gross margins for the six month ended June 30th in 2013 and 2012, were 9.3% and 10.6%, respectively. Gross margins were down 129 basis points year-over-year as a result of the increase of inventory provision due to decreasing copper prices. Excluding the inventory provision, gross margins were 9.6% and 9.3% for the first half of 2013 and 2012, respectively.

Selling, general and administrative expenses for the first six months decreased 6% to $14.5 million due to expense reductions in response to lower sales.  Operating income was $4.7 million compared to $11 million in the first half of 2012.

Net income attributable to APWC shareholders was $1.3 million for the first half of 2013 compared to $5.3 million in the corresponding period in 2012. Earnings per basic and diluted share were $0.09 for the period, compared to $0.38 in the first six months of 2012. The basic and diluted weighted average shares outstanding were 13.8 million for the first half of 2012 and 2013.

Financial Condition

As of June 30, 2013, APWC had $59.3 million in cash and cash equivalents, $2.9 million in unrestricted short-term bank deposits, and $10.8 million in restricted short-term bank deposits, totaling $73.0 million, compared to cash and cash equivalents and unrestricted and restricted bank deposits totaling $90.2 million as of December 31, 2012.

Total current assets were $306.2 million at June 30, 2013 compared to $330.2 million at December 31, 2012. Working capital was $177.3 million as June 30, 2013, compared to $183.7 million at December 31, 2012.  APWC ended June 30, 2013 with total short term bank loans and overdrafts of $54.1 million, down from $57.8 million at December 31, 2012. The Company had no long term debt outstanding at June 30, 2013. Shareholders' equity attributable to APWC was $157.6 million at June 30, 2013 compared to $161.7 million at December 31, 2012.

APWC used approximately $6.6 million of cash for operating activities during the first six months of 2013, a reduction of $9.8 million compared to $16.4 million of cash outflows from operations in the corresponding period in 2012. The Company had capital expenditures of $5.7 million in the first half of 2013 compared to $4.5 million in the first half of 2012.

Business Updates

Asia Pacific Wire and Cable’s newly opened Ningbo factory has finished test runs and started trial production of electronic wire.  The target markets for APWC’s electronic wire are in consumer electronics and automotive industries; both are fast-growing manufacturing sectors in China.

APWC’s subsidiary in Shenzhen, China, is constructing a new factory to partially switch its target market from originally predominated export sales to domestic sales.  The new factory is planned for completion before the end of 2013 and to start commercial production in February 2014.

The company will inject $2.5 million into its subsidiary in Shanghai, China before the end of this month.  The increased capital is mainly deployed for replacing out-of-date machinery, thus increase efficiency and lowering production cost to increase its competitiveness.  The funds were also used to reduce bank loans.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.APWCC.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Company Contact:

Asia Pacific Wire & Cable Corporation Limited

Mr. Ivan Hsia, CFO

Phone: +886-2-2712-2558 ext. 27

E-mail: ivan.hsia@apwcc.com

Investor Relations Contact:

MZ North America
John Mattio, SVP
Tel: +1-212-301-7130
Email: john.mattio@mzgroup.us

www.mzgroup.us

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the six-month
	ended June 30,
	2012	2013
Net sales
Manufactured products (sales to related parties amounted to $1,002 and $1,187 for the six-month ended June 30, 2012 and 2013, respectively)	$197,436	$177,771
Distributed products	16,230	27,750
Supply, delivery and installation of wires and cables	1,628	7,116
	215,294	212,637
Cost of sales (purchases from related parties amounted to$22,952 and $20,952 for the six-month ended June 30, 2012 and 2013, respectively)	(192,544)	(192,914)
Gross profit	22,750	19,723
Selling, general and administrative expenses	(15,525)	(14,535)
Allowance for doubtful accounts	(39)	(65)
Charge related to flooding	(749)	0
Impairment of investment	0	(464)
Recovery of losses from flooding	4,611	40
Income from operations	11,048	4,699
Exchange gain (loss), net	665	(378)
Interest income	659	768
Interest expense	(988)	(951)
Gain on disposal of an investment	0	554
Share of net gain (loss) of equity investees	27	(47)
Other income, net	1,011	481
Income before income taxes	12,422	5,126
Income taxes expense	(3,780)	(1,757)
Net income	8,642	3,369
Less: Net income attributable to non-controlling interests	(3,348)	(2,092)
Net income attributable to APWC	5,294	1,277
Basic and diluted earnings per share	0.38	0.09
Basic and diluted weighted average common shares outstanding	13,830,769	13,821,612

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited) (Amounts in thousands of US Dollars, except share data)
	For the six-month
	ended June 30,
	2012	2013
Net income Other comprehensive income (loss)	$8,642	$3,369
Currency translation adjustment, net of tax of nil	389	(7,075)
Pension liability adjustments	10	158
Reclassification of unrealized loss of available-for-sale securities upon disposal or impairment	0	464
Other comprehensive income (loss) for the period	399	(6,453)
Total comprehensive income (loss) for the period	9,041	(3,084)
Less: total comprehensive income attributable to non-controlling interest	(2,546)	(1,029)
Total comprehensive income (loss) attributable to APWC shareholders	6,495	(4,113)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)
	As of December 31,2012	As of June 30,2013, (Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$72,816	$59,312
Unrestricted short-term bank deposits	6,210	2,898
Restricted short-term bank deposits	11,217	10,799
Accounts receivable, net of allowance for	125,128	105,620
doubtful accounts of $2,580 and $2,499 as at
December 31, 2012 and June 30, 2013, respectively
Amounts due from related parties	4,066	4,692
Inventories
Distributed products	12,780	11,122
Finished products	40,589	46,560
Work-in-progress	19,743	16,515
Raw materials and supplies	25,409	39,325
	98,521	113,522

Deferred tax assets	3,134	2,978
Prepaid expenses	6,738	6,401
Short - term investment in held-to-maturity securities	2,378	0
Total current assets	330,208	306,222

Property, plant and equipment:
Land	6,194	5,973
Land use rights	2,914	2,952
Buildings	52,372	51,216
Machinery and equipment	122,584	116,710
Motor vehicles	4,336	4,400
Office equipment	6,830	6,668
Construction in progress	4,998	7,081
	200,228	195,000
Accumulated depreciation and impairment losses	(149,832)	(142,948)
	50,396	52,052
Investments	1,002	985
Investments in equity investees	4,414	3,085
Other assets	889	182
Deferred tax assets	2,475	2,514
	8,780	6,766
Total assets	$389,384	$365,040

LIABILITIES AND EQUITY

Current liabilities:
Bank loans and overdrafts	57,845	54,145
Accounts payable	40,616	33,919
Accrued expenses	13,499	11,356
Amounts due to related parties	11,428	13,304
Short-term loans from the immediate holding company	1,732	1,732
Income tax liabilities	11,225	9,694
Other current liabilities	10,149	4,812
Total current liabilities	146,494	128,962

Non-current liabilities:

Other non-current liabilities	6,060	6,183
Deferred tax liabilities	2,219	2,278
Total non-current liabilities	8,279	8,461
Total liabilities	154,773	137,423

Commitments and contingencies

Shareholders' equity:
Common shares, $0.01 per share:
Authorized shares of 50,000,000	138	138
Issued shares: 13,830,769 Outstanding shares: Jun 30, 2013 – 13,819,669 shares Dec 31, 2012 – 13,828,869 shares
Additional paid-in capital	110,608	110,608
Retained earnings	45,553	46,830
Treasury shares	(6)	(38)
Accumulated other comprehensive income	5,424	33
Total APWC shareholders' equity	161,717	157,571
Non-controlling interests	72,894	70,046
Total equity	234,611	227,617
Total liabilities and equity	$389,384	$365,040

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)
	For the six-month
	ended June 30,
	2012	2013
Net cash (used in) operating activities	($16,409)	($6,600)
Net cash provided by (used in) investing activities	(10,790)	1,757
Net cash provided by (used in) financing activities	4,373	(8,253)
Effect of exchange rate changes on cash and cash equivalents	381	(408)
Net (decrease) in cash and cash
equivalents	(22,445)	(13,504)
Cash and cash equivalents at beginning of period	76,672	72,816
Cash and cash equivalents at end of period	$54,227	$59,312